EXHIBIT 99.1

Neptune Provides Business Update

  Cash levels growing – expect nutraceutical Q3 cash balance of $4.5 - $5.0 million1
  Proven plant capacity of 160 metric tons annually
  Sales momentum continues to build – new products launched globally

LAVAL, Quebec, Nov. 6, 2015 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (NASDAQ:NEPT) (TSX:NTB), announces continued strength in business fundamentals. All amounts in Canadian dollars.

"Our constant focus on operational excellence continues to generate improved performance across the business and we are excited by our current opportunities and outlook," highlighted Jim Hamilton, President and CEO of Neptune.  "In recent months, our business has gained momentum and this is being reflected in our strengthening results. We are building a much stronger company and as we look to the future, we remain focused on driving long term profitable growth through continuous improvement and business transformation."

Cash Levels Growing: Positive Cash Flow Expected for Q3

Neptune anticipates a positive net operating cash flow position for the third quarter ending November 30, 2015. The quarter-end nutraceutical cash balance is expected to be approximately $4.5 - $5.0 million, up from $3.4 million at the end of the second quarter ended August 31, 2015. The higher cash balance is due to the recent receipt of $1.3 million in Quebec Investment Tax Credits, along with $0.5 million in business interruption insurance recovery relating to the 2012 Sherbrooke plant incident.

The Quebec Investment Tax Credits are for equipment purchased for manufacturing and processing at the Corporation's Sherbrooke plant in 2014. An additional $1.0 million investment tax credit is expected to be received in 2016.

For the six-month period ending February 29, 2016 the Corporation anticipates to be in no less than a neutral cash flow position. This compares to a cash burn of $5.8 million for the six-month period ending August 31, 2015.

Sherbrooke Plant Continues to Operate Above Nameplate Capacity

Neptune's Sherbrooke plant has proven it can outperform the Corporation's internal target of 150 metric tons annually. For the months of September and October, the plant's output was equivalent to an annualized rate of 160 metric tons.

Sales Momentum Continues to Build – Selling to Marketers Around the World

Neptune enjoys solid customer and industry recognition and the Corporation is actively re-establishing its market presence. The Corporation is identifying new markets, commercializing new products and offering more compelling customer value propositions. This is resulting in orders and new product launches with marketers around the world, such as Swisse, DailyNutra™, Framingham and Artic Flex™.

Swisse recently launched Neptune's premium krill oil, NKO®, in Boots stores, the largest pharmaceutical chain in the United Kingdom (UK). Their vitamin and supplement launch will be endorsed by the UK Olympic team for the 2016 Summer Olympics.  Additional launches in other European countries are also planned for 2016.  Earlier this year, Swisse also launched NKO® in Southeast Asia, where they are seeing growing demand.

Framingham Pharma launched NKO® in Argentina, where they are actively implementing a public awareness campaign on the benefits of krill oil. This has enabled them to achieve strong sales growth, well above their original targets.

DailyNutra™ has launched Neptune's krill oil formulations, Beat™, Flex™ and Focus™, targeting the heart, joints, and brain respectively. The formulas are available for purchase in the US on Amazon.com and at select US retail outlets. Going forward, DailyNutra™ also plans to launch in Canada. Learn more at http://www.dailynutra.com/krill-oil.

Artic Flex has partnered with Neptune and the National Network of Orthopedic Surgeons (NNOS) to bring to market Neptune's krill oil formulation, Flex™, a premium bone and joint formula. It is available online in the US at www.articflex.com.

___________________________
1  Neptune Nutraceutical segment.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Through its subsidiary Acasti Pharma Inc. ("Acasti"), in which Neptune holds approximately 48% of the participating and voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti focuses on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases. Its lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contact:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com